Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a British Virgin Islands limited liability company with no material operations. Our operations were conducted in China by our subsidiaries. We provide livestreaming ecommerce services, business management and information systems consulting services. In April 2023, we disposed of our legacy ceramic tile manufacturing business.

Livestreaming Ecommerce Business

Our livestreaming ecommerce business is operated in China through our 51% owned subsidiary, Hainan Kylin Cloud Services Technology Co., Ltd (“Hainan Kylin”) and its subsidiaries, Hangzhou Kylin Cloud Services Technology Co., Ltd (“Hangzhou Kylin”), Anhui Kylin Cloud Services Technology Co., Ltd (“Anhui Kylin”), and Wenzhou Kylin. We aim to provide a one-stop solution for our customers to enable them to utilize the growing sales channel of livestreaming ecommerce. We believe that livestreaming ecommerce is an important growth engine for consumer good brands as it leverages the content of livestreaming to boost customer engagement and sales as it combines instant purchasing of a featured product and audience participation through a chat function or reaction buttons. Our customers usually include consumer brand goods, merchants, and small-scale ecommerce platforms. Our product management office assesses and selects the products from our customers. We then connect with different suppliers, usually staffing agencies that have a growing and diverse pool of hosts and influencers. The hosts and influencers register and claim the tasks for livestreaming for our customers’ products via Hainan Kylin’s SaaS platform. We track the sales of products of each host on the SaaS platform and report the sales results to our customers. We have expanded our reach to second and third tier cities in China where livestreaming ecommerce has a high conversion rate.

Hainan Kylin’s SaaS platform also includes a job-listing page designed especially for our enterprise customers to retain and engage freelancers and independent contractors at a cost-efficient way. We expect to further develop this function of the SaaS platform to provide value-added services to our livestreaming ecommerce customers.

Hainan Kylin started its business in September 2021. For the six months ended June 30, 2024, Hainan Kylin comprised most of our ongoing business operations and accounted for 100% of our total revenue.

Ceramic Tile Business

We historically operated a ceramic tile business which are used for exterior siding and for interior flooring and design in residential and commercial buildings. We are manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings in China. The ceramic tiles, sold under the “HD” or “Hengda,” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles.

For the six months ended June 30, 2023, we did not produce any ceramic tiles and only had sales from our existing inventory.

Over the last two years, the Company enacted a strategic transition to pivot towards high growth technology areas which included the acquisition of a livestreaming ecommerce business. In December 2022, the Company’s Board of Directors unanimously agreed to divest its ceramic tile building materials business. A special meeting of the Company’s shareholders was held on February 21, 2023, and the shareholders approved the sale of this business. On April 28, 2023, this transaction closed, and the Company transferred its ownership of the ceramic tile manufacturing business to New Stonehenge Limited, which, as a result, assumed all of its assets and liabilities.

Business Management and Consulting Business

We also provide business management and consulting services which consists of computer consulting services and software development through our subsidiaries in China, including Chengdu Future and Antelope Chengdu. We diagnose difficulties in infrastructure and enterprise systems and addresses business challenges that enterprises confront by developing strategies to surmount such hurdles to ensure the healthy growth and development of our customers’ businesses. Our consulting teams have advanced technological knowledge and capabilities to implement workflow solutions via proprietary software products and services to provide our customers with customized solutions to help them solve complex business problems.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the six months ended June 30, 2024 and has been prepared based on the consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries. The consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

A.	Operating Results

The following table sets forth our financial results for the six months ended June 30, 2024 and 2023, respectively:

USD’000	2024	2023

Net sales	43,462	44,636

Cost of goods sold	39,969	37,824

Gross profit	3,493	6,812

Other income	651	409
Selling and distribution expenses	(3,130)	(7,100)
Administrative expenses	(6,863)	(5,588)
Finance costs	(537)	-
Other expenses	(139)	-

Loss before taxation	(6,525)	(5,467)

Income tax expense	2	-

Net loss from continuing operations	(6,527)	(5,467)

Discontinued operations
Gain on disposal of discontinued operations	-	10,659
Loss from discontinued operations	-	(200)

Net income (loss)	(6,527)	4,992

Net income (loss) attributable to:
Equity holders of the Company	(6,635)	4,997
Non-controlling interest	108	(5)
Net income (loss)	(6,527)	4,992

Net income (loss) attributable to the equity holders of the Company arise from:
Continuing operations	(6,635)	(5,462)
Discontinued operations	-	10,459

The following table shows the Company’s operations by business lines for the six months ended June 30, 2024 and 2023, respectively:

	For the six months ended June 30,
	2024	2023
	USD’000	USD’000
Revenues
Discontinued operations
Sales of tile products	-	390
Continuing operations
Consulting income / software	-	477
Livestreaming ecommerce	43,462	44,159
Total revenues	43,462	45,026

Cost of revenues
Discontinued operations
Sales of tile products	-	1,091
Continuing operations
Consulting income / software	64	1,177
Livestreaming ecommerce	39,904	36,647
Total cost of revenues	39,968	38,915

Operating costs and expenses
Discontinued operations
Sales of tile products	-	468
Continuing operations
Consulting income / software	139	373
Livestreaming ecommerce	3,641	7,676
Other	6,750	4,639
Total operating costs and expenses	10,530	13,156

Bad debt expense (reversal)
Discontinued operations
Sales of tile products	-	144
Continuing operations
Consulting income / software	-	-
Livestreaming ecommerce	-	-
Total bad debt expense		144

Other expenses
Discontinued operations
Sales of tile products	-	-
Continuing operations
Consulting income / software	-	-
Livestreaming ecommerce	139	-
Total other expenses	139	-

Other income
Discontinued operations
Sales of tile products	-	825
Continuing operations
Consulting income / software	-	11
Livestreaming ecommerce	446	154
Other	205	244
Total other income	651	1,234

Loss from operations
Sales of tile products	-	(200)
Consulting income / software	(212)	(1,062)
Livestreaming ecommerce	224	(11)
Other	(6,537)	(4,395)
Loss from operations	(6,525)	(5,668)

Description of Selected Income Statement Items

Revenue from sales of livestreaming ecommerce business. Beginning in September 2021, we started to generate revenue from our livestreaming ecommerce business which is operated by Hainan Kylin and its subsidiaries. For the six months ended June 30, 2024 and 2023, respectively, we generated $ 43.5 million and $ 44.2 million in revenue from this business.

Revenue from sales of ceramic tile products. We historically generated revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the six months ended June 30, 2023, respectively, we generated $ 0.4 million in revenue from this business.

Revenue from business management and information system consulting services. We also generated revenue from business management consulting, information system technology consulting services, including the sales of software use rights for digital data deposit platforms and asset management systems. For the six months ended June 30, 2024 and 2023, we generated $ nil and $ 0.5 million.

Cost of revenues.

Cost of revenues for livestreaming ecommerce. Cost of sales for the livestreaming ecommerce was $ 39.9 million and $ 36.6 million for the six months ended June 30, 2024 and 2023, mainly consisting of professional costs for outsourcing technology services.

Cost of revenues for tile products. Cost of revenues for tile products consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials and related expenses. For the six months ended June 30, 2023, we had cost of revenues related to tile products of $1.1 million respectively.

Cost of revenues for business management and information system consulting services. For the six months ended June 30, 2024 and 2023, we had cost of revenues related to business management and consulting income of $ 64,000 and $ 1.2 million, which mainly consisted of professional costs for outsourcing technology services.

Other income and other expenses. Other income consists of interest income, foreign exchange gain/loss, gain on disposal of equipment and rental income by leasing out one of its production lines. Other expenses primarily consist of the loss on disposal of equipment and the depreciation by leasing out one of our production lines.

Selling and distribution expenses. Selling and distribution expenses consist of payroll, travel expenses, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses. Administrative expenses consist primarily of R&D expense, employee remuneration, payroll taxes and benefits, general office expenses and depreciation. We expect administrative expenses to remain constant as compared to the prior year.

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law for the six months ended June 30, 2024 and 2023 is 25% for Hainan Kylin Cloud Services Technology, and 5% for Chengdu Future, Antelope Chengdu, Anhui Kylin Cloud Services Technology, Wenzhou Kylin Cloud Services Technology and Hangzhou Kylin Cloud Services Technology. The Company’s U.S. subsidiaries is subject to U.S. income tax rate of 21% and New York state corporate income tax with rates ranging from 6.5% to 7.25%.

Results of Operations

Six Months Ended June 30, 2024 Compared to the Six Months Ended June 30, 2023

Revenue from livestreaming ecommerce.

For the six months ended June 30, 2024 and 2023, revenue from the livestreaming ecommerce was $ 43.4 million and $ 44.2 million, representing a decrease of $ 1.2 million, or 3%. The decrease was mainly due to a) the loss of a few major clients, we adjusted our business strategy and focus on expanding new consumers in order to minimize the customer concentration risk, b) current year RMB to USD exchange rate depreciation when we converted the Company’s FS from RMB into USD. For the six Months ended June 30, 2024, we have added new clients to compensate for fluctuations with our major clients. For the first half of 2024, we’ve expanded our portfolio to include a range of mid-tier clients. While their individual sales volumes may not be as good as those of our top clients, this diversification helps to mitigate our market and customer concentration risk. Additionally, since some of these clients are still in the beginning stages of collaboration, their business volume just started to grow, it will take time from those mid-tier clients to develop and increase the sales volume they can create. In the first half of 2024, we had business engagements with more than 70 clients, which represented an increase of nearly 20 clients compared to the same period in 2023. Among these clients, the top five major clients generated revenue of $26.5 million in the first half of the year. DOU+ is a live broadcast room targeting tool that has been designed by Douyin, the short-video platform that currently has largest number of users in China (the mainland Chinese counterpart of TikTok). DOU+ is a tool provided to anchors on Douyin that can effectively increase the exposure, interaction and popularity of the live broadcast room, which helps merchants solve the problem of having only a small number of people in the live broadcast room. We sell customized DOU+ applications to our customers that specifically fit their needs at a preferential price. DOU+ revenue for the six months ended June 30, 2024 and 2023 was $2.2 million and $5.5 million.

Revenue from sales of tile products.

Revenue from sales of tile products was $ 0.4 million for the six months ended June 30, 2023. We disposed our tile segment in April 2023.

Revenue from business management and information system consulting services.

Revenue from business management and information system consulting services was $ nil for the six months ended June 30, 2024, compare to $ 0.5 million for the six months ended June 30, 2023, representing a decrease of $ 0.5 million or 100%. The decrease in revenue was primarily due to intense market competition and lack of efficient marketing and promotional efforts, the Company was unable to attract and obtain new customers for the six months ended June 30, 2024,. In addition, management focused more attention and allocated more resources to the livestreaming ecommerce segment.

Cost of revenues for livestreaming ecommerce.

Cost of revenues for the livestreaming ecommerce was $ 39.9 million and $ 36.6 million for the six months ended June 30, 2024 and 2023. For the six months ended June 30, 2024 and 2023, our cost of revenues mainly consisted of professional costs for outsourcing technology services. The increase in the cost of revenues for our livestreaming ecommerce resulted from the changes with our major clients, we adjusted our business strategy and focus on expanding new customers. However, there is a certain adaptation and training period for the new customers, which directly led to increased costs such as increased training costs, additional management and support costs. In addition, the cost for customized DUO+ application sales were $ 1.8 million and $ 5.3 million for the six months ended June 30, 2024 and 2023.

Cost of revenues for sales of tile products.

Cost of revenues for sales of tile products was $ 1.1 million for the six months ended June 30, 2023.

Cost of sales for business management and information system consulting services.

Cost of sales for business management and consulting services was $ 64,000 and $ 1.2 million for the six months ended June 30, 2024 and 2023.

Gross profit for livestreaming ecommerce. Gross profit for the livestreaming ecommerce was $ 3.6 million and $ 7.5 million for the six months ended June 30, 2024 and 2023.

Gross loss for sales of tile products. Gross loss for the tile products was $ 0.7 million for the six months ended June 30, 2023.

Gross loss for business management and consulting. Gross loss for the business management and consulting services was $ 64,000 and $ 0.7 million for the six months ended June 30, 2024 and 2023.

Other income. Other income for the six months ended June 30, 2024 was $ 0.7 million, as compared to $ 0.4 million for the same period of 2023. For the six months ended June 30, 2024, other income mainly consisted of interest income of $213,000 and other income of $438,000. For the six months ended June 30, 2023, other income mainly consisted of a government grant of $ 45,000, interest income of $ 77,000, loan forgiveness of $167,000 and other income $120,000.

For six months ended June 30, 2023, we had other income from the discontinued operation of $ 0.8 million, which were mainly attributable to the income from leasing out one of the production lines from our Hengdali facility pursuant to an eight-year lease contract.

Selling and distribution expenses. Selling and distribution expenses were $ 3.1 million for the six months ended June 30, 2024, compared to $ 7.1 million for the six months ended June 30, 2023, representing a decrease of $ 4.0 million, or 55.9%. The decrease in selling and distribution expenses was primarily due to a decreased advertising and promotion expense of $3.5 million, and decreased commission expense of $ 0.5 million. For the six months ended June 30, 2023, we had selling and distribution expenses $ 0.2 million from our discontinued operations.

Administrative expenses. Administrative expenses were $ 6.9 million) for the six months ended June 30, 2024, compared to $ 5.6 million for the six months ended June 30, 2023, representing an increase of $1.3 million, or 22.8%. The increase in administrative expenses was primarily due to an increase in (i) stock compensation expense of $ 0.8 million, (ii) an $0.5 million increase in professional expenses. For the six months ended June 30, 2023, we had administrative expenses of $ 0.2 million from discontinued operations.

Finance costs. Finance costs were $ 0.5 million for the six months ended June 30, 2024, compared to $ nil for the six months ended June 30, 2023. The increase was mainly due to the increase of interest expense on lease liabilities and increase of interest expense on note payable.

Loss before taxation. Loss before taxation was $ 6.5 million for the six months ended June 30, 2024, as compared to loss before taxation of $ 5.5 million for the six months ended June 30, 2023. The increase in loss before taxation was mainly due to an increase in administrative expenses which was partly offset by decreased in selling and distribution expense as described above. For the six months ended June 30, 2023, we had a loss before taxation of $ 0.2 million from discontinued operations. In addition, we had a $ 10.6 million gain from disposal of our tile subsidiaries.

Income taxes. We incurred an income tax expense of $ 2,000 for the six months ended June 30, 2024 compared to an income tax expense of $ nil for the six months ended June 30, 2023. Our PRC statutory enterprise income tax rate was 25% for the six months ended June 30, 2024 and 2023. Our U.S. federal corporate income tax rate was 21% and New York state corporate income tax was ranging from 6.5% to 7.25%.

Net loss attributable to equity holders of the Company. Net loss attribute to equity holders of the Company from continued operations was $ 6.5 million for the six months ended June 30, 2024, as compared to a loss attributable to the Company’s shareholders of $ 5.5 million for the six months ended June 30, 2023. The increase in net loss attributable to shareholders in 2024 was attributable to the reasons described above. For the six months ended June 30, 2023, we had income attributable to equity holders of the Company of $ 10.5 million from discontinued operations.

Net income (loss) attributed to non-controlling interest. Net income attributed to non-controlling interest was $ 108,000 and net loss of $ 5,000 for the six months ended June 30, 2024 and 2023, respectively. The non-controlling interest represents the 49% ownership of Hainan Kylin and its subsidiaries.

B.	Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the six months ended June 30, 2024 and 2023:

USD (‘000)	2024	2023
Net cash used in operating activities	(7,160)	(5,567)
Net cash generated from / (used in) investing activities	(266)	316
Net cash generated from financing activities	10,125	5,652
Net cash flow	2,699	401
Cash and cash equivalents at beginning of period	536	612
Effect of foreign exchange rate differences	(913)	(560)
Cash and cash equivalents at end of period	2,322	453

We have historically financed our liquidity requirements mainly through operating cash flow, bank loans and issuance of new shares. We believe that we will generate sufficient cash from operations to meet our needs for the next twelve months.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution of our equity to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

On January 10, 2023, the Company entered into a certain securities purchase agreement with Mr. Weilai (Will) Zhang, the Chief Executive Officer of the Company, Mr. Ishak Han, a director of the Company, and another sophisticated purchaser, pursuant to which the Company agreed to sell 1,625,000 ordinary shares (pre-reverse split), at a per share purchase price of $0.80. The offering was unanimously approved by the disinterested directors and the board of directors of the Company. The gross proceeds to the Company from this offering are $1.3 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this offering for the expansion of its social ecommerce business and general corporate purposes. The offering closed on January 12, 2023.

On January 13, 2023, the Company entered into a certain securities purchase agreement with a certain purchaser, pursuant to which the Company agreed to sell 1,234,568 ordinary shares (pre-reverse split), at a per share purchase price of $0.81, the closing price of the Ordinary Shares on the Nasdaq Capital Market as of January 10, 2023. The gross proceeds to the Company from this Offering are approximately $1 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this offering for the expansion of its social ecommerce business and for general corporate purposes.

On March 30, 2023, the Company entered into a certain securities purchase agreement with five sophisticated investors, pursuant to which the Company agreed to sell 5,681,820 Class A ordinary shares (pre-reverse split), at a per share purchase price of $0.88. The gross proceeds to the Company from this offering are approximately $5 million, before deducting any fees or expenses. The Company has issued the Shares on April 12, 2023 and the Offering was closed on the same day as all closing conditions were satisfied. The Company plans to use the net proceeds from this offering for general corporate purposes.

On August 2, 2023, the Company entered into a certain securities purchase agreement with an investor, pursuant to which the Company agreed to sell 2,083,333 Class A ordinary shares (pre-reverse split), at a per share purchase price of $0.48 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $1 million, before deducting any fees or expenses. The Company has issued the Class A ordinary shares on August 2, 2023 and the Offering was closed on the same day as all closing conditions were satisfied. The Company plans to use the net proceeds from this Offering for general corporate purposes.

On February 23, 2024, the Company entered into a certain securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell 1,300,000 Class A ordinary shares, (the “Shares”), no par value each (the “Ordinary Shares”), at a per share purchase price of $1.00 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $1.30 million, before deducting any fees or expenses. In a concurrent private placement, the Company also issued the investors warrants to purchase up to 1,300,000 Shares (the “Warrants”). Each Warrant is exercisable for one Class A ordinary share. The Warrants will have an initial exercise price of $1.10 per share and will be exercisable at any time on or after the date of issuance and will expire on the fifth anniversary of the issuance date. The Company plans to use the net proceeds from this Offering for the expansion of the Company’s business in the U.S., and for general corporate purpose.

On March 15, 2024, the Company entered into certain securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell 1,727,941 Class A ordinary shares, (the “Shares”), no par value each (the “Ordinary Shares”), at a per share purchase price of $1.36 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $2.35 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for the expansion of the Company’s business in the U.S., including the recruitment of personnel in the U.S. and for general corporate purpose.

On May 28, 2024, the Company entered into certain securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell 102,041 Class A ordinary shares, (the “Shares”), no par value each (the “Ordinary Shares”), at a per share purchase price of $0.98 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $100,000, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for the expansion of the Company’s business in the U.S., including the recruitment of personnel in the U.S. and for general corporate purpose.

On June 28, 2024, the Company entered into certain securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell 108,085 Class A ordinary shares, (the “Shares”), no par value each (the “Ordinary Shares”), at a per share purchase price of $1.602 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $250,000, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for the expansion of the Company’s business in the U.S., including the recruitment of personnel in the U.S. and for general corporate purpose.

Cash flows from operating activities.

Our net cash used in operating activities was $ 7.2 million for the six months ended June 30, 2024, an increase of $ 1.6 million as compared to $ 5.6 million for the six months ended June 30, 2023. The increase of cash outflow was mainly due to an increase in cash outflow on loan receivables of $ 0.9 million, an increase in cash outflow on other receivables and prepayments of $ 0.9 million, and increased cash outflow on trade receivables of $ 1.5 million which were partly offset by a decrease in operating cash outflow before working capital changes of $ 0.6 million, a decrease in cash outflow from trade payable of $ 0.7 million, a decrease in cash outflow on accrued liabilities and other payables of $ 0.8 million, a decrease in cash outflow on taxes payable of $ 0.6 million, and increased cash inflow on unearned revenue of $ 0.9 million. Also, there was cash inflow from operating activities of $ 2.0 million from our discontinued operations for the six months ended June 30, 2023.

Cash flows from investing activities.

Net cash used in investing activities for the six months ended June 30, 2024 was $ 0.3 million, compared to a cash inflow of $ 0.3 million for the six months ended June 30, 2023. The increase in cash outflow was mainly due to the acquisition of fixed assets of $ 1.8 million, which was partly offset by collection of note receivable of $ 1.5 million and decrease in restricted cash of $ 99,000.

Cash flows from financing activities.

Net cash generated from financing activities was $ 10.1 million for the six months ended June 30, 2024, compared to $ 5.7 million for the six months ended June 30, 2023, primarily due to an increase in the proceeds from warrants exercised by $1.2 million and increase in proceeds from promissory note by $4.6 million, which was partly offset by decreased equity financing by $3.4 million for the six months ended June 30, 2024 comparing with the six month ended June 30, 2023. For the six months ended June 30, 2023, net cash used in financing activities includes a cash outflow of $ 2.1 million from our discontinued operations, respectively.

Cash and bank balances were $ 2.3 million as of June 30, 2024, as compared to $0.5 million as of December 31, 2023.

As of June 30, 2023, our total outstanding note payable amounts were $6.2 million.

There were no commitments for advertising and insurance expenditure as of June 30, 2024.

In our opinion, our working capital, including our cash, income and cash flows from operations, and short-term borrowings, is sufficient for our present requirements.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution of our equity to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

Credit Management

Capital Expenditures

Historically, our capital expenditures primarily consist of expenditures on property, plant and equipment. The capital expenditures for the six months ended June 30, 2024 and 2023 were $1.8 million and $ 72,000, respectively.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of June 30, 2024:

	Payment Due by Period
		Less than 1	1-3	3-5	More than 5
	Total	year	years	years	years
Short-term debt obligations	—	—	—	—	—
Promissory note	6,245	6,245	—	—	—
Total	6,245	6,245	—	—	—

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 3.2% in 2023, and 2.1% in 2023 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our business. If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

FINANCIAL RISK MANAGEMENT

We are exposed to financial risks arising from our operations and the use of financial instruments. The key financial risks included credit risk, liquidity risk, interest rate risk, foreign currency risk and market price risk.

We do not hold or issue derivative financial instruments for trading purposes or to hedge against fluctuations, if any, in interest rates and foreign exchange rates.

(i)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to us. Our exposure to credit risk arises primarily from bank balances and trade receivables. For trade receivables, we adopt the policy of dealing only with customers of appropriate credit history to mitigate credit risk. For other financial assets, we adopt the policy of dealing only with high credit quality counterparties.

As we do not hold any collateral, the maximum exposure to credit risk for each class of financial assets is the carrying amount of that class of financial assets presented on the consolidated statements of financial position.

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (excluding restricted cash) as of June 30, 2024 and December 31, 2023 were $ nil and $ nil, respectively.

(ii)	Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value.

Our exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. Our objective is to maintain a balance between continuity of funding and flexibility through the use of stand-by credit facilities.

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of June 30, 2024
		More than 1
		year but less
	Within 1 year	than 5 years	Total
	USD’000	USD’000	USD’000
Trade payables	639	—	639
Amounts owed to related parties	53	—	53
Lease liability	117	227	344
Note payable	6,245	—	6,245
Total	7,054	227	7,281

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates.

Our interest-bearing bank deposits and borrowings were nil as of June 30, 2024.

(iv)	Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

Our operations are primarily conducted in the PRC. All the sales and purchases transactions are denominated in RMB. As such, our operations are not exposed to exchange rate fluctuation.

As of June 30, 2024 and December 31, 2023, nearly all of our monetary assets and monetary liabilities were denominated in RMB except certain bank balances and other payables which were denominated in US dollars and HKD.

C.	Research and development, patents and licenses, etc.

We focus our research and development efforts on developing innovative Kylin-Cloud service platform.

Costs associated with research activities are expensed in profit or loss as they incur. Costs that are directly attributable to development activities are recognized as intangible assets if, and only if, all of the following have been demonstrated:

(i)	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

(ii)	the intention to complete the intangible asset and use or sell it;

(iii)	the ability to use or sell the intangible asset;

(iv)	how the intangible asset will generate probable future economic benefits;

(v)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

(vi)	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Gains and losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

D.	Critical Accounting Policies and Judgment

The preparation of the condensed consolidated interim financial statements, which have been prepared in accordance with International Accounting Standard (“IAS”) as issued by the International Accounting Standards Board (“IASB”), requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

Critical accounting estimates and assumptions

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The key sources of estimation uncertainty and key assumptions concerning the future at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful lives and impairment assessment of property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Property, plant and equipment are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Useful lives and impairment assessment of investment property

Investment properties are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Investment properties are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Impairment loss recognized in respect of property, plant and equipment

As of June 30, 2024, the net carrying amount of property, plant and equipment was approximately $1,946,000 (2023: $161,000). No impairment loss was recognized for the six months ended June 30, 2024 and 2023. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Impairment of financial assets (trade receivables)

The Company recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables, amounts due from related parties, restricted cash, bank balances and cash). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment are done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company applies the IFRS 9 simplified approach to measure ECL which uses a lifetime ECL for all trade receivables. The ECL on these assets are assessed individually for debtors with significant balances and/or collectively using a provision matrix with appropriate groupings.

For all other instruments, the Company measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Company recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

The Company recognized bad debts reversal of $ nil and $ nil for the six months ended June 30, 2024 and 2023, respectively. The Company’s discontinued operation recognized bad debts reversal of $ 144,000 for the six months ended June 30, 2023.

Share-based payment transaction

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield, and the assumptions as to these components.